Exhibit 99.1

ESSA Pharma to Attend Bloom Burton & Co. Healthcare Investor Conference 2019

HOUSTON and VANCOUVER, April 25, 2019 /CNW/ - ESSA Pharma Inc. (TSX-V: EPI; Nasdaq: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer announced the Company will be presenting Bloom Burton & Co. Healthcare Investor Conference on Wednesday May 1 at 10:30am Eastern Standard Time at the Metro Toronto Convention Centre in Toronto, Ontario, Canada.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings from April 29 – May 1, 2019.  ESSA's Chief Financial Officer, David S. Wood, and Chief Operating Officer, Peter Virsik, will also be in attendance

The presentation will be webcast live. To access the webcast, please visit http://wsw.com/webcast/bloomburton4/epi/. The webcast replay will remain available on the Company's website (www.essapharma.com) for 90 days following the live presentation.

Presentation Details :

Event: Bloom Burton & Co. Healthcare Investor Conference 2019
Presentation Date: Wednesday, May 1, 2019
Presentation Time: 10:30am Eastern Standard Time
Location: Metro Toronto Convention Centre, Toronto, Ontario, Canada
URL: http://wsw.com/webcast/bloomburton4/epi/

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

ESSA proprietary compounds, otherwise known as aniten compounds, bind to the N-terminal domain of the androgen receptor ("AR").  The company is currently conducting studies on a small number of next generation compounds with higher potency and metabolic stability, longer half-life and superior pharmaceutical properties.

About the Conference:
The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Bloom Burton & Co.:
Bloom Burton & Co. (Bloom Burton Securities Inc.) is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding timing of identifying the next-generation aniten product candidate, the anticipated timing of submitting an Investigational New Drug Application to the US Food and Drug Administration and beliefs as to ESSA's proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company Contact: David S. Wood, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 07:30e 25-APR-19